NetApp, Inc.  (NTAP)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

NetApp Shareholder since 2012

Vote for Proposal 4 – Special Shareholder Meeting Improvement

The first reason to vote for Proposal 4 is that the September 10, 2021 NTAP Certificate of Incorporation states:

“Special meetings of the stockholders, for any purpose or purposes, may only be called by the Chief Executive Officer, President, Chairman of the Board or a majority of the members of the Board of Directors.”

Proposal 4 describes how the burdensome restrictions mentioned in the NTAP bylaws regarding a so-called right to call for 25% of shares to call for a special shareholder meeting can turn into a 48% stock ownership threshold. In spite of having 3 months to prepare an oppostion statement NTAP management had no specific rebuttal of its 25% stock ownership threshold turning into a 48% stock ownership threshold due in part to piled-on management restrictions to this so-called right.

NTAP management claimed that NTAP's current special meeting right threshold is in-line with broader market practice, but failed to substantiate that excluding all shares owned for less than a full year was purportedly a broad market practice.

NTAP management also failed to provide one example in decades of corporate governance history of a special shareholder meeting ever being held at a company that excluded from participation all shares held for less than a full continuous year. Thus the one-year exclusion may simply be a handy means for management to prevent a special shareholder meeting from ever being called by shareholders although the so-called right is technically on the books.

When reading the management statement next to any shareholder proposal please remember that there is a formal process to root out any inaccurate shareholder text in a shareholder proposal but there is no formal process to root out misleading management text next to a shareholder proposal.

Vote for Proposal 4 – Special Shareholder Meeting Improvement

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.